UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Share Combination

By unanimous written consent of the board of directors (the “Board”) of Luokung Technology Corp., a British Virgin Islands exempted company (the “Company”) and written consent of a 74.36% majority of members of the Company (the “Members”) dated February 9, 2023, the Company obtained the authorization to combine (the “Share Combination”) (i) every such number of its authorised and issued ordinary shares of par value US$0.01 each (the “Ordinary Shares”) into one Ordinary Share at the ratio of up to 30 to 1; (ii) every such number of its authorised and issued preferred shares of par value US$0.01 each (the “Preferred Shares”) into one Preferred Share at the ratio of up to 30:1; (iii) every such number of its authorised and issued series A preferred shares of par value US$0.01 each (the “Series A Preferred Shares”) into one Series A Preferred Share at the ratio of up to 30:1; and (iv) every such number of its authorised and issued series B preferred shares of par value of US$0.01 each (the “Series A Preferred Shares”) into one Series B Preferred Share at the ratio of up to 30:1, such that for each of the above class of shares, the aggregate par value of the newly combined shares issued and outstanding immediately after the Share Combination is equal to the aggregate par value of the shares issued and outstanding immediately prior to the Share Combination. As a direct result of the Share Combination, for each of the above class of shares, the number of the authorized shares would have decreased in proportion to the ratio of the Share Combination, while the par value would have increased in proportion to the ratio of the Share Combination. In view of this, the Board and the Members of the Company approved, in addition to and after the Share Combination, to keep the number of the authorised shares in each class of the Company the same as those immediately prior to the Share Combination.

In connection with the above the current Memorandum and Articles of Association (the “M&A”) is authorized to be amended by deleting paragraphs 5 and 6 in their entirety and replacing them with new paragraphs 5 and 6 reflecting the increase in the par value of each class of the shares of the Company as a result of the Share Combination, while the number of authorised shares in each class of the Company remains the same as prior to the amendment. In addition, any fractional shares are to be rounded up as reflected in a new Article 164 to the M&A. A form of the proposed amended and restated M&A is furnished as an exhibit to this report, which is incorporated by reference herein.

The intention of the Board and the Members in authorizing a Share Combination is to increase the stock price of the Ordinary Shares sufficiently above the $1.00 minimum bid price requirement to regain the Company’s listing compliance with the Nasdaq Capital Market. The Board, in its sole discretion, can elect to abandon the Share Combination in its entirety or to set a fixed ratio of the Share Combination within the range as authorized above at any time.

Financial Statements and Exhibits

Exhibit No.	Description
3.1	Form of the proposed Amended and Restated Memorandum and Articles of Association of Luokung Technology Corp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date February 15, 2023	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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